UNITED STATES DISTRICT COURT
                          EASTERN DISTRICT OF MICHIGAN

Simon Property Group, Inc. and Simon    )
Property Acquisitions, Inc.,            )
                                        )
                Plaintiffs,             ) Civil Action No. 02-74799
        v.                              ) (E.D. Mich. 2002) (Judge Victoria
                                        ) A. Roberts)
Taubman Centers, Inc., A. Alfred        )
Taubman, Robert S. Taubman, Lisa A.     ) DECLARATION OF ALAN M. MILLER
Payne, Graham T. Allison, Peter         )
Karmanos, Jr, William S. Taubman, Allan )
J. Bloostein, Jerome A. Chazen, and     )
Parker Gilbert,                         )
                                        )
                Defendants.             )
-----------------------------------------

COUNTY OF NEW YORK  )
                    )ss.:
STATE OF NEW YORK   )


         I, ALAN M. MILLER, declare as follows:

         1. I am the Co-Chairman of Innisfree M&A, Inc., a proxy solicitation firm ("Innisfree"), that is assisting Taubman Centers, Inc. ("Taubman Centers") in connection with the tender offer that Simon Property Group ("SPG" or "Simon"), now with its co-tender offeror Westfield America, Inc., has made for the common shares of Taubman Centers. SPG has also stated an intention, in connection with the tender offer, to instigate a proxy solicitation of stockholders at Taubman Centers. I have extensive experience in assisting companies faced with proxy fights and/or tender offers, having been involved in proxy solicitations for more than two decades. My firm and I personally are generally regarded as experts in the field of proxy solicitation. A description of my background is attached as Exhibit A. I make this affidavit based on my personal knowledge of the SPG tender offer for Taubman Centers and on my

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experience in representing other companies involved in unsolicited takeover situations. This affidavit is submitted in support of the opposition of defendants to the motions by plaintiffs SPG, Randall Smith and the derivative/class action plaintiff Lionel Glancy for a preliminary injunction against the voting of Taubman Centers shares controlled by A. Alfred Taubman and other members of the Taubman family. Attached at Exhibit B is a list of the documents I and my firm considered in connection with the preparation of this declaration.

         2. Proxy solicitors specialize in overseeing proxy voting by shareholders of public corporations on matters ranging from the election of directors to the approval of mergers. Proxy solicitors also play an important role in supervising tender offers and analyzing their likely outcome. Among the tasks of a proxy solicitor are: managing and accounting for the receipt of proxies during a proxy solicitation; tracking the tendering of shares during a tender offer; contacting shareholders in order to determine their views on matters put to a shareholder vote; and, analyzing the composition of the shareholder base of the subject company in order to provide advice on the likely outcome of contested proxy solicitations or tender offers. As part of this work, proxy solicitors regularly study shareholder lists, publicly-filed reports by institutional shareholders, speak to shareholders, and review the results of similar proxy fights or tender offers. Proxy solicitors are also expected to be familiar with the rules related to shareholder voting of the various stock exchanges, such as the New York Stock Exchange.

         3. Among the particular studies we made was to analyze the ownership of institutional shareholders of Taubman Centers as of June 30, 1998 (the last reporting period before the August, 1998 restructuring the legality of which plaintiffs SPG, Smith and Glancy have challenged in these cases), September 30, 1998 (the first reporting period after the August,

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1998 restructuring), and September 30, 2002 (the last reporting period before the public announcement of Simon's takeover bid). In conducting this analysis, we reviewed reports on Form 13F filed by institutional shareholders of Taubman Centers SPG with the Securities and Exchange Commission in which these holders are required to disclose their holdings in public companies.

         4. As a result of that analysis I concluded that the public shareholder base of Taubman Centers at the time of the 1998 restructuring was overwhelmingly comprised of institutional investors, including money managers, mutual funds, pension funds and insurance companies. I also concluded that this continues to be so: as of June 30, 1998, the public shareholder base of Taubman Centers was
82.31 percent comprised of institutions. As of September 30, 1998, it was 83.59 percent comprised of institutions. As of September 30, 2002, it was 89.22 percent comprised of institutions. These figures represent an overwhelming representation of institutional investors and, based on my experience, indicate that the shareholder base of Taubman Centers was and continues to be comprised of highly sophisticated investors (now, in addition to these institutions, speculative traders known as arbitrageurs), not so-called "retail" investors such as individual plaintiffs Smith and Glancy. Attached at Ex. C are tables listing the institutional holdings for these time periods as well as December 31, 1998.

         5. We also analyzed the reaction of institutional shareholders to the August, 1998 restructuring by comparing reported institutional holdings in Taubman Centers on June 30, 1998 with reported institutional holdings on September 30, 1998 and December 31, 1998. Our analysis revealed that institutional holders, in general, took little or no action in response to the restructuring. The top 20 institutional holders as of June 30, 1998, excluding the General Motors

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pension trusts, held 31.2 million shares or approximately 60 percent of the outstanding common shares. Those same shareholders held on September 30, 1998,
31.9 million shares, and on December 31, 1998, 31.7 million shares. In fact, the overall institutional ownership of common shares increased slightly between June 30, 1998 and December 31, 1998. As a proxy solicitor, I am of the opinion that the consistent and continuous ownership of institutional shareholders in the wake of the 1998 restructuring, a group known for its sophistication and sensitivity to changes in corporate governance, indicates that institutions believed that it continued to be desirable to invest in Taubman Centers. It also indicates that the institutions believed that the 1998 restructuring had not effected a change in the company that negatively impacted its value and that they did not object to the 1998 restructuring.

         6. We also studied the election results for directors of Taubman Centers in the wake of the 1998 restructuring, The incumbent directors were overwhelmingly reelected, including, at the first annual meeting following the 1998 restructuring, Robert Taubman and Alfred Taubman. (Ex. D) Notably, Institutional Shareholder Services ("ISS"), the nation's leading voting advisory service and known in my business as a staunch defender of shareholder rights as the attached page from its web site makes clear (Ex. E), recommended that its clients, including institutional investors, mutual funds, and other fiduciaries, vote for the election of Robert and Alfred Taubman at that Spring, 1999 annual meeting. As ISS's report makes clear it made that recommendation with the knowledge that the Series B shares were entitled to one vote and that Taubman family members and other insiders held more than one third of voting power in the company. Ex. F at 3. In my opinion, ISS would not have made such a recommendation if it believed that the 1998 restructuring was inappropriate or disenfranchised shareholders in anyway. At subsequent annual meetings (2000 and 2001), the independent directors of Taubman

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involved in the restructuring were also overwhelming reelected. (Ex. G) Given the sophisticated nature of the institutional investors who comprise the overwhelming majority of Taubman Centers' shareholder base, and the demonstrated propensity of some of these institutions to oppose directors who make governance decisions of which those institutions disapprove, these election results indicate to me as a proxy professional that the institutional shareholders did not consider the actions by the directors in connection with the 1998 restructuring to have been improper or inappropriate.

         7. We also examined the vote on proxy solicitations in 1996 and 2000 that authorized the board of Taubman Centers to issue preferred stock without seeking further shareholder approval. The Series B Preferred Stock was issued pursuant to authorization obtained by the Taubman Centers board in the 1996 proxy solicitation. In 2000, after the 1998 restructuring and issuance of the Series B to the Taubman family and others was disclosed, shareholders approved an increase in the authorization by five times -- to 250 million shares. These so-called "blank check" preferred share provisions are studied carefully by institutional shareholders as the institutions understand that they can be used by company boards to make acquisitions more difficult. In both 1996 and 2000, the authorizations were approved with substantial institutional support. Exs. G and H. In my opinion, the fact that a second authorization was approved with institutional support after the 1998 restructuring means that institutions did not believe that the Taubman Centers board abused the authorization granted in 1996.

         8. In connection with the preparation of this affidavit, we also examined voting by Series B shareholders since the 1998 restructuring. The Series B holders have

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regularly voted in elections for directors and on other corporate matters. Based on my review, I am aware of no situation in which a vote of shareholders was required since 1998 in which the Series B shares have not been voted. It is also significant that the Series B were issued, it is my understanding, after being reviewed by the staff of the New York Stock Exchange. The New York Stock
Exchange has rules designed to protect shareholder voting rights and based on my experience the Series B would not have been approved if it was viewed as disenfranchising public shareholders. Indeed, the Exchange makes clear that failure to abide by its "Voting Rights Policy" can result in de-listing. (Ex.
I).

         9. Our analysis of shareholdings in Taubman Centers also allowed me to determine that the bulk of Taubman Centers' common shares currently in the hands of investors and therefore able to be tendered in response to the SPG tender offer were acquired after the 1998 restructuring was completed and publicly known. In fact, we determined that of shares held today at least 31.4 million were acquired since September 30, 1998 and of the institutional shares held today that were acquired prior to the restructuring the bulk of those shares are in the hands of institutions that are net purchasers since the restructuring and which thereby demonstrated their lack of objection to the governance structure. Excluding Taubman family owned common shares, the number of shares acquired before 1998 by holders whose positions have either stayed the same or decreased since the restructuring (and keeping in mind that they likely decreased for reasons having nothing to do with the restructuring) is no more than 10 million of the 52 million outstanding shares, and probably less.

         10. We also studied the extent to which institutions that own Taubman Centers stock also own stock of SPG, i.e., the extent to which there is "cross-ownership" of

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Taubman Centers' and SPG. Based on that study, we concluded that not only is there significant cross-ownership -- the holders of 81.8 percent of shares held by Taubman Centers' public shareholders and 91.6 percent of its institutional shares (as of 9/30/02) also owned Simon shares -- but most of Taubman's largest shareholders have a significantly greater economic interest in Simon. For example, the top five institutional holders of Taubman Centers as of September 30, 2002 owned 40 percent of the public shares (based on 52 million common) -- equivalent to an approximate value of $297 million (as of 9/30/02). These same institutions owned 14.2 percent of Simon, an ownership level that likely means that the views of these institutions are given great weight by Simon. Because of Simon's significantly larger market capitalization, the economic interest of these institutions equaled (as of 9/30/02) approximately $952 million, far greater than their economic interest in Taubman Centers.

         11. This cross-ownership will likely influence the decision of these institutions as to whether and at what price to tender their Taubinan Centers shares. A recent article published by Dow Jones newswire quoting Bob Steers, a senior executive at Cohen & Steers, one of Taubman's largest shareholders and a significant Simon shareholder, demonstrates this point. (Ex. J) Mr. Steers said that he favored the Simon tender offer as long as the price for Taubman Centers stock was not too high. Mr. Steers and other institutional owners with significant cross-ownership balance the gain they can make via the tender offer on their Taubman Centers shares versus the potential negative effect that paying a higher price will have on the Simon stock price. The conflicting dual interests of Mr. Steers and other institutional shareholders with cross ownership puts them in conflict with Taubman Centers shareholders not significantly invested in Simon as those shareholders would benefit from Simon's paying the highest possible price for Taubman Centers' shares. In fact, I have determined that the holders

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of at least a majority of common shares tendered have a greater economic interest in Simon than Taubman and would therefore not favor Simon's paying the best price for Taubman.

         12. We also studied the ability of Taubrnan Centers' shareholders to elect new directors, assuming that the Taubman family will vote its approximately 30 percent voting interest in favor of all incumbent directors. I concluded that it is entirely possible that new directors (with views on the proposed SPG takeover different from the current board) could be elected by the public shareholders. In fact, a vote of only 57 percent of shares held by current institutional investors and arbitrageurs would need to vote for an alternative slate in order to ensure the slate's election. Such percentages are readily achievable. Indeed, they were achieved in two recent proxy fights in which I was involved -- Hewlett-Packard and Weyerhaeuser. Notably, in the Weyerhaeuser proxy fight, the alternative slate gained control of the Willamette Board by overcoming a more than 35 percent family voting block and obtaining
84.4 percent of the institutional vote.

         13. I am familiar with the fact that, in late January 2003, SPG and its partner Westfield America, Inc. announced that, if more than two-thirds of the outstanding common shares of Taubman Centers were not tendered by February 14, they would abandon their offer. I am, of course, also familiar with the fact that the Board of Directors of Taubman Centers has concluded that the tender offer of SPG is being made at a price inadequate to reflect the change of-control value of Taubman Centers. Based on what is set forth above, and additional facts set forth below, in my opinion the fact that more than two-thirds of the outstanding common shares were tendered by February 14 does not mean that the directors' judgment about price adequacy is incorrect. In the first place, tendering shareholders understood that the conditions of the tender

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offer would not be met by February 14 or any time soon after and that they would be unlikely to part with their shares at the offered price. It therefore costs them nothing to tender their shares. Moreover, based on my experience as a proxy solicitor, institutional shareholders almost always tender their shares whenever an above market tender offer is received. Indeed, some institutions have policies that require them to tender their shares whenever an above-market tender offer is made. Ex. K.

         14. It is also my opinion that the February 14 deadline was coercive. By threatening to walk away if a certain number of shares were not tendered, Simon/Westfield was in essence threatening to cause a significant dislocation in the market price of Taubman Centers stock. Many institutions likely tendered so as to avoid that significant market dislocation. It is worth noting that Taubman Centers-only shareholders may also feel coerced to accept a reduced Simon bid as they too are aware of the dual interests of Taubman Centers' larger shareholders and may fear that those larger shareholders would pressure Simon from making a higher bid.


         15. Based on the foregoing, it is also my opinion that the purported February 14 tender deadline announced by SPG and Westfield is part and parcel of a public relations campaign that SPG has conducted in connection with its takeover effort. This campaign has included, among other things, publicizing its claims in this litigation.

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         16. I declare under penalty of peijury that the above statements are true and correct to the best of my knowledge, information and belief. Executed February 20, 2003.



                                                /s/ Alan M. Miller
                                                ---------------------------
                                                ALAN M. MILLER



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